UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of December 23, 2003

Commission File Number: 0-17551

Trans-Orient Petroleum Ltd.
(Translation of registrant’s name into English)

Suite 1407 - 1050 Burrard Street
Vancouver B.C. Canada V6Z 2S3
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

1)	Quarterly Report(BC FORM 51-901F) dated December 23, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

	By:	/s/ Garth Johnson
Garth Johson
Chief Financial Officer
Corporate Secretary
Date: December 23, 2003

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	1407-1050 BURRARD STREET VANCOUVER, BRITISH COLUMBIA V6Z 2S3
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	GARTH JOHNSON
CONTACT'S POSITION:	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	N/A
WEB SITE ADDRESS	N/A
FOR QUARTER ENDED:	OCTOBER 31, 2003
DATE OF REPORT:	DECEMBER 23, 2003
CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson	"Garth Johnson"	03/12/23

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Peter Loretto	"Peter Loretto"	03/12/23

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

October 31, 2003	July 31, 2003
(Unaudited - Prepared by Management)	(Audited)
Assets

Current

Cash and short-term deposits	$ 224,355	$ 227,289
Accounts receivable	511	2,155
Due from associated companies	-	-
Due from related company	6,309	11,443
Loan receivable	30,000	30,000
Prepaid expenses	37,028	34,025

	298,203	304,912

Investment in associated companies	557,609	557,609
Property and equipment	118,095	120,761
Oil and gas interests	1	1

Total Assets	$ 973,908	$ 983,283

Liabilities

Current

Accounts payable and accrued liabilities	$ 47,109	$ 45,692
Due to associated company	-	1,469

Total Liabilities	47,109	47,161

Non-Controlling Interest in AMG Oil Ltd.	51,766	57,581

Shareholders' Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at October 31, 2003:
2,416,823 shares (July 31, 2003: 2,416,823)	13,145,075	13,145,075
Common stock held by subsidiary: 2,205 shares	(11,993)	(11,993)
Deficit	(12,258,049)	(12,254,541)

Total Shareholders' Equity	875,033	878,541

Total Liabilities and Shareholders' Equity	$ 973,908	$ 983,283

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months
Ended	Ended
October 31,	October 31,
2003	2002

Expenses

General and administrative (Schedule)	$ 16,434	$ 28,701

Loss before other items	(16,434)	(28,701)

Other Items

Interest income	494	865
Write-down of investment in associated company	-	(150,350)
Recovery on loan write-down in associated company	6,617	28,911

Loss from operations	(9,323)	(149,275)
Non-Controlling interest	5,815	-

Net loss for the period	(3,508)	(149,275)

Deficit - Beginning of period	(12,311,548)	(11,993,534)

Deficit - End of Period	$ (12,315,056)	$ (12,142,809)

Loss per share - basic	$ (0.00)	$ (0.06)
-diluted	$ (0.00)	$ (0.06)

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months
Ended	Ended
October 31,	October, 31
2003	2002

Operating Activities

Net loss for the period	$ (3,508)	$ (149,275)
Adjustments to reconcile net loss to
cash applied to operating activities:
Amortization	2,666	2,633
Write-down of investment in associated company	-	150,350
Non-controlling interest	(5,815)	-
Recovery of loan in associated company	(6,617)	(28,911)
Changes in non-cash working capital:
Accounts receivable	1,644	(4,637)
Due from related company	3,665	1,843
Due from associated companies	-	(187)
Prepaid expenses	(3,003)	(469)
Loan receivable from associated company	6,617	28,911
Accounts payable and accrued liabilities	1,417	2,255
Due to associated company	-	1,652

Net cash provided by (used for) operating activities	(2,934)	4,165

Financing Activity

Common stock issued for cash	-	-

Net cash provided by financing activity	-	-

Investing Activities

Purchase of investment in associated company	-	(140,000)

Net cash used in investing activities	-	(140,000)

Net decrease in cash during period	(2,934)	(135,835)
Cash - Beginning of period	227,289	293,124

Cash - End of period	$ 224,355	$ 157,289

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months
Ended	Ended
October 31,	October 31,
2003	2002

General and Administrative Expenses

Accounting and audit	$ 526	$ 95
Corporate relations and development	1,350	-
Amortization	2,666	2,633
Filing and transfer agency fees	822	1,247
Foreign exchange loss	(2,046)	640
Investor relations	-	6,168
Legal	1,287	565
Office and miscellaneous	3,194	2,926
Rent	3,441	3,902
Telephone	753	1,402
Travel, promotion and accommodation	823	3,139
Wages and benefits	3,618	5,984

	$ 16,434	$ 28,701

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at October 31, 2003

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses ("Associated Companies"). The Company's operating strategy is to acquire a significant equity interest in Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At October 31, 2003, the Company held interests in three Associated Companies.

The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp. and the accounts of AMG Oil Limited, of which the Company holds a 49.4% controlling interest are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. All significant inter-company balances and transactions have been eliminated. This BC FORM 51-901F should be read in conjunction with the Company's annual audited consolidated financial statements dated July 31, 2003. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the three months ended October 31, 2003 are not necessarily indicative of the results to be expected for the full year.

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at October 31, 2003

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES

At October 31, 2003, the Company's ownership interests in Associated Companies accounted for under the equity method or cost method of accounting are as follows:

							Percentage of
	July 31,			Write-down of	Effects from	October 31,	Ownership/
	2003	Sales	Purchases	Investment in	Acquisition of	2003	Number of
	Carrying	During	During	Associated	Control in	Carrying	Common
	Value	The Period	the Period	Companies	AMG Oil Ltd.	Value	Stock Held

Cost Method:
Verida Internet Corp.	$1	$-	$-	$-	$-	1	8.68%/
							844,642
Indo-Pacific Energy Ltd.	507,608	-	-	-	-	507,608	10.75%/
							832,145
Gondwana Energy, Ltd.	50,000	-	-	-	-	50,000	23.81%/
							3,000,000

	$557,609	$-	$-	$-	$-	$ 557,609

At October 31, 2003, the Company held the following stock options and share purchase warrants to purchase shares of common stock:

	Number	Price	Expiry
	Of Shares	Per Share	Date

Indo-Pacific Energy Ltd. - Series "A"	836,845	$1.40	December 31, 2003
Indo-Pacific Energy Ltd.	175,000	$1.15	September 6, 2004

In addition to the Series "A" warrants above, series "B" warrants come into effect in the event of a commercial discovery on any of the permits sold to Indo-Pacific. Upon a discovery being made, Indo-Pacific will issue the Company additional warrants to acquire shares at a price of $2.50 per share equal to the number of shares of Series "A" warrants exercised. These warrants will expire on December 31, 2003 in conjunction with the Series "A" warrants.

Refer to Note 8

NOTE 4 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are Indo-Pacific Energy Ltd. ("Indo-Pacific"), Gondwana Energy, Ltd. ("Gondwana"), Verida Internet Corp. ("Verida") and TAG Oil Ltd. ("TAG")

Transactions with related and associated parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related and associated parties. The year-end balances referred to below are non-interest bearing, unsecured and receivable or payable on demand, and have arisen from the provision of services and expense reimbursements or advances described.

a)   Due from/to Related and Associated Companies

At October 31, 2003, the Company was owed $7,883 (July 31, 2003 - $11,443) by TAG, a related company.

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at October 31, 2003

NOTE 4 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS (continued)

At October 31, 2003, the Company owed $Nil (July 31, 2003 - $1,469) to Indo-Pacific, an associated company.

b)   Loan Receivable from Associated Company

During the 2003 fiscal year, the Company negotiated a revised loan repayment term sheet with Verida with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 (equivalent to approximately US$2,300 as at October 31, 2003) per month, which includes annual interest of 12%, over this new repayment period. There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule. For the three months ended October 31, 2003 the Company has received $9,000 (October 31, 2002 - $45,497).

Refer to Note 8

c)   Associated Company Transactions

The Company and Indo-Pacific came to an agreement in August of 2003, with an effective date of July 1, 2003, whereby Indo-Pacific agreed to pay $1,500 per month to DLJ Management Corp. ("DLJ"), a wholly-owned subsidiary of the Company, for a portion of DLJ's overhead in relation to work performed by DLJ on Indo-Pacific's behalf.

d)   Other

During the 2003 fiscal year, the Company incurred $2,253 (October 31, 2002 - $2,118) for wages and benefits to a director of the Company.

NOTE 5 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

Issued and fully paid:	Number of Shares	Amount

Balance at October 31, 2003 and July 31, 2003	2,416,823	$ 13,145,075

NOTE 6 - LOSS PER SHARE

The loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, stock consolidations are reflected on a retroactive basis to the preceding years. The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

October 31, 2003	2,416,823
October 31, 2002	2,416,823

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at October 31, 2003

NOTE 7 - COMPARATIVE FIGURES

Certain of the prior periods' comparative figures may have been reclassified in conformity with the current period's presentation.

NOTE 8 - SUBSEQUENT EVENTS

Investment in associated companies

The Company, on December 4, 2003 sold 725,000 shares of its investment in Indo-Pacific, with a carrying value of $0.61 per share, for a price of approximately $1.25 per share. The proceeds from the sale of this investment and additional working capital were used to purchase 765,500 units of Indo-Pacific at a price of approximately $1.30 (NZ$2.00) per unit by participating in Indo-Pacific's initial public offering ("IPO") to list on the New Zealand Stock Exchange. Each unit of Indo-Pacific purchased under the IPO include one common share and a half warrant, exercisable for one year at a price of approximately $1.37 (NZ$2.10). The Company, also reached an agreement with Indo-Pacific to amend the Company's 836,845 Series "A" warrants from an expiry date of December 31, 2003 for approximately one year in consideration of the Company renouncing the Series "B" warrants in to which the Series "A" warrants originally converted (together with a common share) as well as increasing the price of the Series "A" warrants by US$0.10 to US$1.50 per common share.

Loan Receivable from Associated Company

The Company, has received an additional CAD$6,000 covering the period of November 2003 to December 2003 for the revised loan repayment term sheet.

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	1407-1050 BURRARD STREET VANCOUVER, BRITISH COLUMBIA V6Z 2S3
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	GARTH JOHNSON
CONTACT'S POSITION:	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	N/A
WEB SITE ADDRESS	N/A
FOR QUARTER ENDED:	OCTOBER 31, 2003
DATE OF REPORT:	DECEMBER 23, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson	"Garth Johnson"	03/12/23

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Peter Loretto	"Peter Loretto"	03/12/23

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.
Schedule B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended October 31, 2003

1. For the period under review:

a) Summary of common shares issued:                   None
b) Summary of stock options granted/expired:       None
c) Summary of warrants granted/expired:               None

2. As at the end of the of the period under review:

a) Authorized capital:              Unlimited number of common shares without par value
    Issued and outstanding:       2,416,823 common shares

b) Summary of stock options outstanding:

Number	Price	Expiry
of Shares	Per Share	Date

27,777	$31.50	March 31, 2005

27,777

c) Summary of warrants outstanding:

Number	Price	Expiry
of Shares	per Share	Date

1,000,000	$0.30	June 12, 2004/

1,000,000

d) Total shares in escrow:                    2,822 common shares

e) List of directors and officers:            Peter Loretto,        President and Director
                                                          Garth Johnson,       Secretary and Director
                                                          Michael Hart,         Director

TRANS-ORIENT PETROLEUM LTD.
Schedule C: Management Discussion
(Expressed in United States Dollars)

For the Period Ended October 31, 2003

Operations and financial

For the three-month period ended October 31, 2003, the Company recorded a net loss of $3,508 or $0.00 per share, versus $149,275 or $0.06 per share for the period ended October 31, 2002.

General and administrative expenses decreased to $16,434 for the period-ended October 31, 2003 compared to $28,701 for the comparable period last year. The majority of the Company's expenses decreased for the three-month period ended October 31, 2003 when compared with the same period last year, with the exception being an increase in cost of $1,350 for corporate relations and development, $431 for accounting and audit, $722 for legal and $268 for office and miscellaneous. The balance of general and administrative accounts shown on Schedule A of this BC FORM 51-901F decreased by a total of $15,038.

Losses before "other items" were equivalent to the general and administrative expenses for the period ended October 31, 2003 totaling $16,434 versus a loss of $28,701 for the comparable period last year.

"Other items", which affected the loss from operations for the period included interest income of $494 and a recovery of a loan receivable previously written-off of $6,617. For the comparable period last year loss from operations were affected by interest income of $865, a recovery of a loan receivable previously written-off of $28,911 and a write-down of investment in associated company of $150,350, resultant from a decrease in the market value of Indo-Pacific.

The net effect of these transactions for the three-month period ended October 31, 2003, after taking into effect the Non-Controlling interest portion of AMG totaling $5,815, is a net loss recorded for the period of $3,508, compared to a net loss of $149,275 for the same period last year.

Liquidity and Capital Resources

The Company had cash of $224,355 at October 31, 2003 versus $227,289 at July 31, 2003. The decrease in cash is attributable to operating costs of $16,434. However the Company was able to partially offset these operating costs affecting cash with proceeds, totaling $6,617 resultant from the recovery of a loan previously written-off and with the effects of the acquisition of control of AMG Oil Ltd as shown in Schedule A of our BC FORM 51-901-F dated July 31, 2003.

Working capital as at October 31, 2003 was $251,094 versus $257,751 at July 31, 2003. The Company has no long-term liabilities.

During the three-month period ended October 31, 2003, $2,934 in cash was used by operating activities, versus a provision of cash of $4,165 for operating activities for the comparable period last year. During the three-month period ended October 31, 2003 the Company did not complete any financing or investing activities. During the comparable period last year the Company did not complete and financing activities and its investing activities consisted of purchasing 175,000 units of Indo-Pacific at $0.80 per unit with each unit consisting of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two.

The net effect of the above noted transactions was a net use of cash of $2,934 for the three-month period ended October 31, 2003 compared to a net use of cash totaling $135,835 for the comparable period in 2002.

Other information

Investor Relations

During the period under review, the Company's investor relation's activities were minimal and consisted of issuing press releases and annual reports and answering telephone calls for information from shareholders.

Subsequent Events

Please refer to Schedule A of this BC FORM 51-901F for details relating to subsequent events associated with Investment in associated companies and loan receivable from associated company.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
Garth Johnson, CGA	AUDITORS
Secretary, CFO, Director
Vancouver, British Columbia	Sadovnick Telford & Skov
Michael Hart	Vancouver, British Columbia
Vancouver, British Columbia (1)
(1) Member of audit committee	REGISTRAR AND TRANSFER AGENT

CORPORATE OFFICE	Computershare Trust Company
Corporate Services Division
1407-1050 Burrard Street	4th Floor, 510 Burrard Street
Vancouver, British Columbia	Vancouver, British Columbia
Canada V6Z 2S3	Canada V6C 3B9
Telephone: 1-604-682-6496	Telephone: 1-888-661-5566
Facsimile: 1-604-682-1174	Facsimile: 1-604-661-9480
Email:
SHAREHOLDER RELATIONS
SHARE LISTING
Telephone: 604-682-6496
Facsimile: 604-682-1174	OTCBB: TOPTF

ANNUAL GENERAL MEETING
SUBSIDIARY
The annual general meeting will be held
DLJ Management Corp.	on January 5, 2004 at the offices of Lang
Michener, Barristers & Solicitors, Suite 1500
BANKERS	1055 West Georgia St. Vancouver, B.C. at
10:00am.
Bank of Montreal
Vancouver, British Columbia

SHARE CAPITAL

At October 31, 2003, there are 2,416,823
shares issued and outstanding

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.